UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2023
Commission File Number: 001-38607

ENDAVA PLC
(Translation of registrant’s name into English)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

Endava Announces Results of Annual General Meeting

At the Annual General Meeting of Endava plc (the “Company”) held on Wednesday, December 13, 2023, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders were duly proposed and passed. The results follow the recommendations that were made by the board of directors of the Company (the “Board” or the “Directors”). All resolutions were proposed and approved on a poll. Details of each of the resolutions (which are more particularly described in the Notice of Annual General Meeting) are as follows:

	Resolutions	Votes For	%	Votes Against	%	Votes Total	Abstentions
Ordinary Resolutions
1	To receive and adopt the Company’s annual accounts for the financial year ended June 30, 2023 and the associated reports of the Directors and auditors (the “2023 Annual Report and Accounts”).	179,484,194	100.00	917	0.00	179,485,111	132,605
2	To approve the Directors’ Remuneration Report contained in the 2023 Annual Report and Accounts.	162,177,423	91.52	15,026,096	8.48	177,203,519	2,414,197
3	To appoint PricewaterhouseCoopers LLP as the Company’s auditor.	179,476,902	99.93	125,015	0.07	179,601,917	15,799
4	To authorize the Board to determine the auditor’s remuneration.	179,561,482	99.97	47,438	0.03	179,608,920	8,796
5	To re-elect Mr. J Cotterell as a Director.	178,997,541	99.67	585,278	0.33	179,582,819	34,897
6	To re-elect Mr. M Thurston as a Director.	178,610,972	99.46	968,935	0.54	179,579,907	37,809
7	To re-elect Mr. P Butcher as a Director.	176,803,549	99.74	454,240	0.26	177,257,789	2,359,927
8	To re-elect Ms. S Connal as a Director.	176,758,008	99.72	499,689	0.28	177,257,697	2,360,019
9	To re-elect Mr. B Druskin as a Director.	177,698,475	98.95	1,879,908	1.05	179,578,383	39,333
10	To re-elect MS. K Hollister as a Director.	177,610,457	98.90	1,967,791	1.10	179,578,248	39,468
11	To re-elect Mr. D Pattillo as a Director.	177,188,408	99.96	69,405	0.04	177,257,813	2,359,903
12	To re-elect Mr. T Smith as a Director.	175,014,509	97.46	4,563,840	2.54	179,578,349	39,367

The full text of each resolution passed at the Annual General Meeting held on Wednesday, December 13, 2023 is set out in the Notice of Annual General Meeting, which is available for viewing on the Company's website at investors.endava.com/financials-and-filings/AGM. The information contained in, or that can be accessed through, the Company’s website is not a part of this filing.

The information contained in this report on Form 6-K is hereby expressly incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-229213) and registration statements on Form S-8 (File Nos. 333-228717, 333-248904, 333-259900 and 333-268067), and any related prospectuses, as such registration statements may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: December 14, 2023	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer